May 7, 2018

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, LLC

Registration Statement on Form S-1

Submitted April 13, 2018

File No. 333-224267

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated April 30, 2018, relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below such comments.

Fee Table

1.	We note your revisions to the fee table; however, the table does not appear to reflect all securities offered. Ensure that this table reflects the amount of securities offered to the underwriters as part of this offering.

We have revised the fee table accordingly to reflect all securities offered.

Use of Proceeds, page 27

2.	We note your revised disclosure in response to prior comment 6. Given the best efforts nature of this offering, expand your revised disclosure to indicate your currently intended priority for uses if you sell substantially less than half of your offered shares

We have revised the disclosure accordingly.

Capitalization, page 29

3.	We note from the cover page that your offering is being conducted on a best efforts basis with no firm commitment from an underwriter and that there is no minimum number of shares that must be sold. We also note the pro forma as adjusted amounts you intend to include in a future amendment. Please revise the capitalization table to remove all adjustments and disclosures relating to the receipt and application of any proceeds from this offering, or tell us why you believe such adjustments are factually supportable. Refer to Note 2 of Article 8-01 and Article 11-02(b)(6) of Regulation S-X.

We have revised the disclosure accordingly.

Certain Relationships and Related Persons Transactions, page 59

4.	We note your revisions to this section. Given the timeframe specified in Instruction 1 to Item 404 of Regulation S-K, it is unclear why you removed disclosure about transactions occurring in 2015. Also, your disclosure in the section titled “Significant Unitholders/Stockholders” beginning on page 61 should indicate the names of the related persons whose transactions you disclose. Please revise or advise.

We have revised the disclosure accordingly.

Principal Stockholders, page 64

5.	We note your response to prior comment 3. However, given your revisions throughout indicating this is a best efforts offering on your behalf, it remains unclear why the table on page 65 suggests that your existing shareholders are offering shares. Please revise to remove these columns or clarify the purpose of those columns.

We have revised the disclosure accordingly.

Underwriting, page 74

6.	We note your revisions in response to prior comment 2. Given that your revised disclosure indicates this is a best efforts offering and the underwriters are under no obligation to sell any minimum number of shares, it is unclear why the added table on page 74 suggests the underwriters will be obligated to purchase a number of shares. Please revise your disclosure in this section to clearly indicate the offering’s nature and the nature of the underwriters’ obligation to purchase shares from you.

We have revised the disclosure accordingly.

Item 17. Undertakings, page II-5

7.	We note your revisions in response to prior comment 2 adding undertakings. Please tell us why you include the undertakings for an offering under Rule 430C, as indicated by the section numbered (4). Also, if you intend to omit prospectus information in reliance on Rule 430A, please note the undertakings required by Regulation S-K Item 512(i).

We have revised the disclosure accordingly.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer